MANAGEMENT’S DISCUSSION AND ANALYSIS

This discussion and analysis of financial condition and results of operations of Ballard Power Systems Inc. (“Ballard”, “the Company”, “we”, “us” or “our”) is prepared as at October 27, 2015 and should be read in conjunction with our unaudited condensed interim consolidated financial statements and accompanying notes for the three and nine months ended September 30, 2015 and with our audited consolidated financial statements and accompanying notes for the year ended December 31, 2014. The results reported herein are presented in U.S. dollars unless otherwise stated and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Additional information relating to the Company, including our Annual Information Form, is filed with Canadian (www.sedar.com) and U.S. securities regulatory authorities (www.sec.gov) and is also available on our website at www.ballard.com.

BUSINESS OVERVIEW

At Ballard, we are building a clean energy growth company. We are recognized as a world leader in proton exchange membrane (“PEM”) fuel cell development and commercialization. Our principal business is the design, development, manufacture, sale and service of fuel cell products for a variety of applications, focusing on our “commercial stage” markets of Telecom Backup Power and Material Handling and on our “development stage” markets of Bus and Distributed Generation, as well as the delivery of Technology Solutions including engineering services and the license and sale of our extensive intellectual property portfolio and fundamental knowledge for a variety of fuel cell applications.

A fuel cell is an environmentally clean electrochemical device that combines hydrogen fuel with oxygen (from the air) to produce electricity. The hydrogen fuel can be obtained from natural gas, kerosene, methanol or other hydrocarbon fuels, or from water through electrolysis. Ballard fuel cell products feature high fuel efficiency, low operating temperature, low noise and vibration, compact size, quick response to changes in electrical demand, modular design and environmental cleanliness. Embedded in each Ballard PEM fuel cell product lies a stack of unit cells designed with our proprietary technology which draws on intellectual property from our patent portfolio together with our extensive experience in key areas of fuel cell stack design, operation, system integration, and fuel processing.

We provide our customers with the positive economic and environmental benefits unique to fuel cell power. We plan to build value for our shareholders by developing, manufacturing, selling and servicing industry-leading fuel cell products to meet the needs of our customers in select target markets. Our focus is on leveraging the inherent reliability and durability derived from our legacy automotive technology into non-automotive markets where demand is near term and on our core competencies of PEM fuel cell design, development, manufacture, sales and service.

Our business strategy is a two-pronged approach to build shareholder value through the sale and service of power products and the delivery of technology solutions. In product sales, our focus is on meeting the power needs of our customers by delivering high value, high reliability, high quality and clean energy power products that reduce customer costs and risks. Through technology solutions, our focus is on enabling our customers to solve their technical and business challenges and accelerate their fuel cell programs by delivering customized, high value, bundled technology solutions, including specialized engineering services, access to our deep intellectual property portfolio and know-how through licensing or sale, and providing technology component supply.

We are based in Canada, with head office, research and development, testing and manufacturing facilities in Burnaby, British Columbia. We also use a contract manufacturing facility in Tijuana, Mexico, have research and development facilities in Oregon, U.S.A., and have a sales, manufacturing, and research and development facility in Southborough, Massachusetts and in Hobro, Denmark.

RECENT DEVELOPMENTS

On October 27, 2015, we announced that Nisshinbo Holdings Inc. (“Nisshinbo”) in Japan, has agreed to make a $5 million strategic equity investment in Ballard. The investment will be made through a subscription and purchase of approximately 3.3 million Ballard common shares issued from treasury at $1.5049 per share (based on a 10-day volume weighted average share price calculation). We intend to use the proceeds from the financing for general corporate purposes, including potentially funding of future acquisitions or investments in complementary businesses, products or technologies. Nisshinbo is an “Environmental and Energy Company” Group providing low-carbon, optimized products across a range of business lines, including chemicals, precision instruments, electronics, automotive brakes, textiles and paper. Nisshinbo has been a long-time leading global supplier of carbon plates, used in the construction of membrane electrode assemblies (“MEA’s”), to the fuel cell industry. The Nisshinbo equity investment is expected to close in early November 2015.

On October 1, 2015, we completed the acquisition of Protonex Technology Corporation (“Protonex”), a leading designer and manufacturer of advanced power management products and portable fuel cell solutions. The signing of a definitive agreement to acquire Protonex was previously announced on June 29, 2015. As consideration for the transaction, we assumed and paid certain of Protonex’ debt obligations and transaction costs on closing of approximately $4.0 million, and issued approximately 11.4 million of Ballard shares at fair value of $1.20 per share, or approximately $13.7 million.

On September 28, 2015, we announced the signing of a joint development agreement and a supply agreement to develop and commercialize a fuel cell engine specifically designed for integration into low floor trams manufactured by CRRC Qingdao Sifang Company, Ltd. (CRRC Sifang), a Chinese rolling stock manufacturer. The agreements include delivery in 2016 of ten customized FCvelocity® modules and have an initial expected value of approximately $6 million. Ballard plans to develop a new prototype configuration of its FCvelocity® fuel cell module to deliver 200 kilowatts (kW) of net power for use in powering trams in urban deployments. An initial deployment of eight fuel cell-powered trams is planned by CRRC Sifang and the City of Foshan on the Gaoming Line starting in 2017.

On September 25, 2015, we announced the signing of a new long-term license and supply agreement with an existing partner in China, Guangdong Synergy Hydrogen Power Technology Co., Ltd. (“Synergy”), to provide fuel cell power products and technology solutions in support of the planned deployment of approximately 300 fuel cell-powered buses in the cities of Foshan and Yunfu, China. The agreement has an estimated initial value of approximately $17 million through 2016, with the opportunity for significant recurring royalties starting in 2017. The agreement includes supply and sale of fully-assembled fuel cell power modules, ready-to-assemble module kits, a technology license for localization of assembly, supply of proprietary fuel cell stacks and long-term recurring royalties leveraged to unit volumes of locally assembled modules. Amounts earned from this agreement (nil in the first three quarters of 2015) will be recorded as either Bus or Technology Solutions revenues depending on the nature of work performed.

On September 24, 2015, we announced that we are developing, and plan to launch, two new configurations of our FCvelocity®-HD7 fuel cell module in 2016. The two new module configurations will expand Ballard’s product portfolio and provide customers with increased flexibility to address a range of emerging power needs in heavy-duty transit applications, such as buses. Ballard’s latest-generation FCvelocity®-HD7 was launched in a 90kW net power configuration in June 2015 at the UITP World Congress and Exhibition in Milan, Italy. This initial 90kW configuration will typically be used to power large urban transit buses. The two new product configurations will deliver net power of 30kW and 60kW, respectively, and are expected to be launched for commercial deployments in 2016 to power smaller buses and provide range extension solutions. During the first three quarters of 2015, $0.8 million of FCvelocity®-HD7 development costs were capitalized as fuel cell technology intangible assets.

On July 22, 2015, we announced the signing of an agreement to provide a 1 megawatt (1MW) ClearGen™ fuel cell distributed generation system for Hydrogène de France (“HDF”) which will be deployed at an AkzoNobel sodium chlorate chemical plant in Bordeaux Métropole, France. In addition, Ballard will provide engineering services support for the program. Amounts earned from this agreement ($0.1 million in the third quarter of 2015) are recorded as Technology Solutions revenue.

On July 7, 2015, we closed an underwritten offering (“July 2015 Offering”) of 9.3 million common shares for gross proceeds of approximately $15.0 million, which includes the exercise in full by the underwriters of their option to purchase up to an additional 15% of common shares to cover over-allotments. Net cash proceeds to Ballard were approximately $13.3 million, after deducting underwriting discounts, commissions and other offering expenses.

On June 8, 2015, we announced the signing of definitive license and supply agreements with Nantong Zehe New Energy Technology Co., Ltd. (“Nantong Zehe”) and Synergy to provide fuel cell power products and technology solutions to support the planned deployment of an initial 33 fuel cell-powered buses in two Chinese cities. The agreements have an estimated value of approximately $10 million, the majority of which is expected to be recognized in 2015. The agreements include an initial order from Nantong Zehe (announced in April 2015) for the supply of FCvelocity®-HD7 bus power modules to power eight buses in addition to new orders for the supply of additional power products and technology solutions including a non-exclusive license for local assembly of FCvelocity®-HD7 bus power modules for use in clean energy buses in China. In addition, Ballard will be the exclusive supplier of its proprietary fuel cell stacks for use in power modules assembled in China under these agreements. Amounts earned from these agreements ($6.9 million in the third quarter of 2015, $7.8 million in the first three quarters of 2015, nil in 2014) are recorded as either Bus or Technology Solutions revenues depending on the nature of work performed.

On February 11, 2015, we entered into a transaction with Volkswagen Group (“Volkswagen”) to transfer certain automotive-related fuel cell intellectual property for an aggregate amount of approximately $80 million including the benefits of a two-year extension of our existing technology development and engineering services agreement with Volkswagen previously announced on March 6, 2013 (see below for additional details). Under the transfer agreement (“Volkswagen IP Agreement”), Ballard will transfer to Volkswagen the ownership of the automotive-related portion of the fuel cell intellectual property assets previously acquired by us from United Technologies Corporation (“UTC”) on April 24, 2014 (the “UTC Portfolio”). The VW IP Agreement contemplates two separate transactions for total payments of $50 million:

(i)	On the closing of the initial transaction on February 23, 2015, Ballard transferred ownership of the automotive-related patents and patent applications of the UTC Portfolio in exchange for $40 million. This receipt triggered a 25%, or $10.0 million, license fee payment to UTC. Although ownership of the patents and patent applications was transferred to Volkswagen, Ballard received a royalty-free back-license to all the transferred patents and patent applications for use in all non-automotive applications, in bus applications and in certain limited pre-commercial automotive applications.

(ii)	On or before February 16, 2016, Ballard will sell a copy of the automotive-related know-how of the UTC Portfolio in exchange for $10 million. This receipt will trigger a 9%, or $0.9 million, payment to UTC. On the closing of the sale of the copy of the know-how, Ballard will retain full ownership of the know-how including the right to sell additional copies of the know-how to third parties as well as retaining the right to use the know-how in all our applications.

On the closing of the sale of the automotive-related patents and patent applications of the UTC Portfolio in the first quarter of 2015, we recognized a gain on sale of intellectual property of $14.2 million on net proceeds received of $29.5 million. On the closing of the sale of a copy of the automotive-related know-how (expected to occur on or before February 16, 2016), we expect to recognize additional net income of approximately $5.0 million on expected net proceeds of approximately $9 million. Intellectual property assets of $3.8 million representing the expected impairment of the know-how after the sale of a copy of the know-how to Volkswagen has been reclassified from intangible assets to assets held for sale.

On January 2, 2015, we announced that we had given termination notice on two licensing agreements in the China market as a result of material breaches of these agreements by Azure Hydrogen Energy Science and Technology Corporation (“Azure”). The first license agreement (the “Azure Bus Licensing Agreement”), originally announced on September 26, 2013, related to the assembly of Ballard’s FCvelocity®-HD7 Bus power modules for the Chinese market. The second license agreement (the “Azure Telecom Backup Power Licensing Agreement”), announced on June 19, 2014, related to the assembly of Ballard’s ElectraGen® Telecom Backup Power systems in China for the Chinese market. As a result of Azure’s breaches under both contracts, and notwithstanding Ballard’s good faith efforts to reach a settlement, we provided notice of termination of both agreements and recorded an impairment loss on trade receivables of $4.4 million in the fourth quarter of 2014 as we fully impaired all outstanding amounts owed by Azure. In June 2015, we agreed to a mutual release with Azure (“Azure Mutual Release Agreement”) whereby each party mutually released and forever discharged each other from any and all liability arising from the above noted licensing agreements. Pursuant to the Azure Mutual Release Agreement, Azure returned for cancellation its 10% ownership position in Dantherm Power to Dantherm Power for $nil proceeds, upon which the shares were cancelled by Dantherm Power. Following such cancellation, Ballard’s controlling ownership position in Dantherm Power was increased from 52% to 57%. Amounts earned from the Azure Bus Licensing Agreement (nil in 2015, approximately $1.0 million in the third quarter of 2014, $4.9 million in the first three quarters of 2014, and $4.9 million in 2014) and the Azure Telecom Backup Power Licensing Agreement (nil in 2015, approximately $2.3 million in the third quarter, $3.8 million in the first three quarters of 2014, and $3.8 million in 2014) prior to the contract termination and subsequent mutual release are recorded as Technology Solutions revenues.

During the first three quarters of 2015, a total of 0.1 million share purchase warrants were exercised for Ballard common shares generating net proceeds of $0.2 million. During 2014, a total of 7.9 million share purchase warrants were exercised for Ballard common shares generating net proceeds of $12.3 million. The share purchase warrants were issued as part of two underwritten offerings which closed in March 2013 and October 2013. As of September 30, 2015, 0.1 million share purchase warrants (exercisable at $1.50 per share to March 2018) from the March 2013 underwritten offering and 1.7 million share purchase warrants (exercisable at $2.00 per share to October 2018) from the October 2013 underwritten offering remain outstanding.

During the first three quarters of 2015, a total of 0.2 million employee share purchase options were exercised for Ballard common shares generating proceeds of $0.3 million. During 2014, a total of 3.6 million employee share purchase options were exercised for Ballard common shares generating proceeds of $6.8 million. As of September 30, 2015, 5.3 million share purchase options at a variety of prices and vesting dates remain outstanding.

On October 8, 2014, we completed a long term supply agreement with Plug Power Inc (“Plug Power”) to provide fuel cell stacks for use in Plug Power’s GenDrive™ systems deployed in forklift trucks. The new supply agreement replaced an existing agreement and runs to the end of 2017, with the provision for two 1-year extensions.

On April 24, 2014, we acquired the transportation and stationary related fuel cell intellectual property assets of United Technologies Corporation (“UTC”) for total consideration of $22.3 million. The UTC Portfolio consisted of approximately 800 patents and patent applications, as well as patent licenses, invention disclosures and know-how primarily related to PEM fuel cell technology. In addition to incremental intellectual property licensing revenue or sale opportunities, the acquired intellectual property assets will support other key elements of Ballard’s corporate strategy: engineering service capabilities will be expanded in both automotive and non-automotive markets; and fuel cell product sales will be accelerated through product development initiatives in areas such as durability and balance of plant simplification. As consideration for the acquired intellectual property assets, UTC received 5.1 million Ballard common shares valued at $20.3 million, $2 million in cash, a grant back license to use the patent portfolio in UTC’s existing businesses, and a portion (typically 25%) of Ballard’s future intellectual property sale and licensing income generated from the combined intellectual property portfolio for a period of 15-years expiring in April 2029. On February 11, 2015, we entered into an agreement with Volkswagen to transfer the automotive-related portion of the UTC Portfolio to Volkswagen in two separate transactions for total payments of $50 million (which will trigger total payments to UTC of $10.9 million; of which $10.0 million has been paid to date) while retaining a royalty-free back-license to utilize the entire UTC Portfolio in all non-automotive applications, in bus applications and in certain limited pre-commercial purposes in automotive applications. We retain a royalty obligation to pay UTC a portion (typically 25%) of any additional future intellectual property sale and licensing income generated from our intellectual property portfolio until April 2029.

On March 6, 2013, we entered into a technology development and engineering services agreement with Volkswagen to advance development of fuel cells for use in powering demonstration cars in Volkswagen’s fuel cell automotive research program. The initial contract term was 4-years commencing in March 2013, with an option by Volkswagen for a 2-year extension. The initial expected 4-year contract value was in the range of approximately $60 - $100 million Canadian. On closing of the Volkswagen IP Agreement in February 2015, this technology development and engineering services was extended 2-years to February 2019. Over the full 6-years, this technology development and engineering services contract now has an estimated value of Canadian $100-140 million and is focused on the design and manufacture of next-generation fuel cell stacks for use in Volkswagen’s fuel cell demonstration car program. Volkswagen also retains an option to further extend this program by 2-years to February 2021. Amounts earned from this agreement (approximately $3.8 million in the third quarter of 2015, $10.9 million in the first three quarters of 2015, $4.1 million in the third quarter of 2014, $14.5 million in the first three quarters of 2014, and $18.5 million in 2014) are recorded as Technology Solutions revenues.

OPERATING SEGMENTS

We report our results in the single operating segment of Fuel Cell Products and Services. Our Fuel Cell Products and Services segment consists of the sale and service of fuel cell products for our “commercial stage” markets of Telecom Backup Power and Material Handling and for our “development stage” markets of Bus and Distributed Generation, as well as the delivery of Technology Solutions including engineering services and the license and sale of our extensive intellectual property portfolio and fundamental knowledge for a variety of fuel cell applications.

We made changes to the composition of revenues in our Fuel Cell Products and Services segment in 2015. As a result, licensing revenues of $2.1 million for the third quarter of 2014 and $6.3 million for the first three quarters of 2014 previously recorded as either “development stage” Bus revenues, Telecom Backup Power revenues, or Material Handling revenues have been retroactively reclassified as Technology Solutions revenues.

RESULTS OF OPERATIONS – Third Quarter of 2015

Revenue and gross margin

(Expressed in thousands of U.S. dollars)	Three months ended September 30,
Fuel Cell Products and	2015	2014	$ Change	% Change
Services
Telecom Backup Power	$544	$4,563	$(4,020)	(88%)
Material Handling	3,412	3,593	(181)	(5%)
Development Stage	5,563	2,158	3,405	158%
Technology Solutions	6,518	10,297	(3,778)	(37%)
Revenues	16,037	20,611	(4,574)	(22%)
Cost of goods sold	11,989	15,403	(3,414)	(22%)
Gross Margin	$4,048	$5,208	$(1,160)	(22%)
Gross Margin %	25%	25%	n/a	(- pts)

Fuel Cell Products and Services Revenues of $16.0 million for the third quarter of 2015 declined (22%), or ($4.6) million, compared to the third quarter of 2014. The (22%) decline was driven by lower Telecom Backup Power and Technology Solutions revenues, which more than offset an increase in Development Stage Bus revenues as Material Handling revenues were relatively flat. As a result of the termination of the Azure contracts in the fourth quarter of 2014, we did not record any revenue in 2015 from the Azure Bus and Azure Telecom Backup Power Agreements as compared to a total of $3.3 million in the third quarter of 2014.

Technology Solutions revenues of $6.5 million decreased ($3.8) million, or (37%), due primarily to the absence in 2015 of licensing and engineering services revenues under the Azure Bus Licensing Agreement (nil in 2015 as compared to $1.0 million in the third quarter of 2014) and the Azure Telecom Backup Power Agreement (nil in 2015 as compared to $2.3 million in the third quarter of 2014). In addition, Volkswagen service revenues were negatively impacted in the third quarter of 2015, as compared to the third quarter of 2014, as a result of an approximate (20%) lower Canadian dollar, relative to the U.S. dollar, as the Volkswagen Agreement is priced in Canadian dollars. The Volkswagen Agreement is priced in Canadian dollars as a majority of the underlying costs to satisfy the agreement are denominated in Canadian dollars.

Development stage revenues of $5.6 million increased $3.4 million, or 158%, due to higher Bus revenues as a result of significantly higher shipments of FCvelocity®-HD7 bus power modules and FCvelocity®-HD7 bus module part kits in the third quarter of 2015 primarily to our customer, Nantong Zehe in China.

Material Handling revenues of $3.4 million decreased ($0.2) million, or (5%), as a result of slightly lower stack shipments to our customer, Plug Power.

Telecom Backup Power revenues of $0.5 million decreased ($4.0) million, or (88%), due to a significant decline in shipments of methanol-based backup power systems and hydrogen-based backup power stacks. New customer deployments of Telecom Backup Power system and stack solutions also continued to be negatively impacted by the relatively long, protracted sales cycle that includes additional time required for qualification, onsite testing, field trialing and certification, as well as by our ongoing actions to address certain product quality issues discovered in 2014.

Fuel Cell Products and Services gross margins declined to $4.0 million, or 25% of revenues, for the third quarter of 2015, compared to $5.2 million, or 25% of revenues, for the third quarter of 2014. The overall decline in gross margin of ($1.2) million, or (22%), was driven by the (22%) decline in overall revenues as gross margin as a percent of revenues was consistent quarter to quarter. Gross margin improvements in the third quarter of 2015 as a result of the significant increase in shipments of higher margin Bus products (primarily to Nantong Zehe) was offset by a significant reduction in higher margin Technology Solutions licensing revenues as licensing amounts earned in the third quarter of 2015 on the Nantong Zehe agreements were significantly lower than amounts earned in the third quarter of 2014 on the now breached Azure Bus and Azure Telecom Backup Power Agreements totaling $3.3 million.

Cash Operating Costs

(Expressed in thousands of U.S. dollars)	Three months ended September 30,
	2015	2014	$ Change	% Change
Research and Product
Development (operating cost)	$3,211	$2,017	$1,194	59%
General and Administrative
(operating cost)	1,966	1,984	(18)	(1%)
Sales and Marketing (operating cost)	1,534	1,575	(41)	(3%)
Cash Operating Costs	$6,711	$5,576	$1,135	20%
Cash Operating Costs is a non-GAAP measure. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See reconciliation to GAAP in the Supplemental Non-GAAP Measures section. Cash Operating Costs adjusts operating expenses for stock-based compensation expense, depreciation and amortization, impairment losses on trade receivables, restructuring charges, acquisition costs and financing charges.

Cash Operating Costs (see Supplemental Non-GAAP Measures) for the third quarter of 2015 were $6.7 million, an increase of $1.1 million, or 20%, compared to the third quarter of 2014. The 20% increase in the second quarter of 2015 was driven by higher research and product development operating costs as general and administrative costs and sales and marketing operating costs were relatively flat.

Research and product development operating costs for the third quarter of 2015 were $3.2 million, an increase of $1.2 million, or 59%, compared to the third quarter of 2014. The 59% increase was driven primarily by the (37%) decline in Technology Solutions revenues resulting in fewer engineering staff resources being directed to revenue generating engineering service projects as engineering resources were instead redirected to research and product development activities including actions to address certain product quality issues discovered in 2014. Labour and material costs incurred on revenue producing engineering services projects are reallocated from research and product development expenses to cost of goods sold. These cost pressures in the third quarter of 2015 were partially offset by lower labour costs in Canada as a result of an approximate (20%) lower Canadian dollar, relative to the U.S. dollar, and the resulting positive impact on our Canadian operating cost base.

General and administrative operating costs for the third quarter of 2015 were $2.0 million, a decrease of (1%) compared to the third quarter of 2014. The (1%) decrease was driven primarily by lower labour costs in Canada as a result of an approximate (20%) lower Canadian dollar, relative to the U.S. dollar, and the resulting positive impact on our Canadian operating cost base. These cost savings in the third quarter of 2015 were partially offset by higher legal and patent renewal expenses.

Sales and marketing operating costs for the third quarter of 2015 were $1.5 million, a decline of (3%) compared to the third quarter of 2014. The (3%) decrease was driven primarily by lower labour costs in Canada as a result of an approximate (20%) lower Canadian dollar, relative to the U.S. dollar, and the resulting positive impact on our Canadian operating cost base. These cost savings in the third quarter of 2015 were partially offset by increased investment in sales and marketing capacity primarily in the Telecom Backup Power market.

As noted above, operating costs in the third quarter of 2015 benefited from the positive impact of a weaker Canadian dollar, relative to the U.S. dollar. As a significant amount of our net operating costs (primarily labour) are denominated in Canadian dollars, operating expenses and Adjusted EBITDA are impacted by changes in the Canadian dollar relative to the U.S. dollar. As the Canadian dollar relative to the U.S. dollar was approximately (20%) lower in the third quarter of 2015 as compared to the third quarter of 2014, positive foreign exchange impacts on our Canadian operating cost base and Adjusted EBITDA were approximately $1.4 million. A $0.01 decrease in the Canadian dollar, relative to the U.S. dollar, positively impacts annual Cash Operating Costs and Adjusted EBITDA by approximately $0.2 million to $0.3 million.

Adjusted EBITDA

(Expressed in thousands of U.S. dollars)	Three months ended September 30,
	2015	2014	$ Change	% Change
Adjusted EBITDA	$(2,405)	$416	$(2,821)	(678%)
EBITDA and Adjusted EBITDA are non-GAAP measures. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See reconciliation to GAAP in the Supplemental Non-GAAP Measures section. Adjusted EBITDA adjusts EBITDA for stock-based compensation expense, transactional gains and losses, finance and other income, and acquisition costs.

Adjusted EBITDA (see Supplemental Non-GAAP Measures) for the third quarter of 2015 was ($2.4) million, compared to $0.4 million for the third quarter of 2014. The ($2.8) million increase in Adjusted EBITDA loss in the third quarter of 2015 was driven by the decline in gross margin of ($1.2) million primarily as a result of the (22%) overall decline in revenue, combined with an increase in Cash Operating Costs of ($1.1) million primarily as a result of fewer engineering staff resources being directed to revenue generating engineering service projects.

Net income (loss) attributable to Ballard

(Expressed in thousands of U.S. dollars)	Three months ended September 30,
	2015	2014	$ Change	% Change
Net income (loss) attributable to Ballard	$(4,135)	$(2,423)	$(1,712)	(71%)
from continuing operations

Net income (loss) attributable to Ballard from continuing operations for the third quarter of 2015 was ($4.1) million, or ($0.03) per share, compared to a net loss of ($2.4) million, or ($0.02) per share, in the third quarter of 2014. The ($1.7) million increase in net loss for the third quarter of 2015 was driven primarily by the increase in Adjusted EBITDA loss of ($2.8) million, partially offset by a decline in depreciation and amortization expense of $0.7 million primarily as a result of lower intangible asset amortization after the Volkswagen IP Agreement, an increase in Finance and Other Income of $0.3 million primarily as a result of foreign exchange gains on our Canadian dollar-denominated net monetary position, and by lower income taxes of $0.2 million related to withholding taxes incurred on Chinese licensing income. Acquisition charges of ($0.3) million in the third quarter of 2015 related to the subsequent Protonex acquisition and were offset by a ($0.2) million decline in stock-based compensation expense.

Net loss attributable to Ballard from continuing operations excludes the net loss attributed to the non-controlling interests in the losses of Dantherm Power related to their 48% equity interest in Dantherm Power. Net loss attributed to non-controlling interests for the third quarter of 2015 was ($0.2) million, as compared to ($0.3) million for the third quarter of 2014.

Cash used in operating activities

(Expressed in thousands of U.S. dollars)	Three months ended September 30,
	2015	2014	$ Change	% Change
Cash (used in) provided by operating	$(4,133)	$(2,891)	$(1,242)	(43%)
activities

Cash used in operating activities in the third quarter of 2015 was ($4.1) million, consisting of cash operating losses of ($3.4) million and net working capital outflows of ($0.7) million. Cash used in operating activities in the third quarter of 2014 was ($2.9) million, consisting of cash operating losses of ($0.4) million and net working capital outflows of ($2.5) million. The ($1.2) million increase in cash used by operating activities in the third quarter of 2015, as compared to the third quarter of 2014, was driven by the relative increase in cash operating losses of ($3.0) million, partially offset by the relative improvement in working capital requirements of $1.8 million. The ($3.0) million increase in cash operating losses in the third quarter of 2015 was due primarily to the ($2.8) million increase in Adjusted EBITDA loss.

The total change in working capital of ($0.7) million in the third quarter of 2015 was driven by higher inventory of ($2.6) million to support expected fuel cell bus shipments in the last quarter of the year to Synergy, Nantong Zehe and other customers and as a result of delayed but expected Telecom Backup Power system shipments, partially offset by higher accounts payable and accrued liabilities of $1.7 million due primarily to the timing of purchases and supplier payments. This compares to a total change in working capital of ($2.5) million in the third quarter of 2014 which was due primarily to lower deferred revenue of ($1.4) million as we completed the contract work on certain Technology Solutions and government grant contracts for which we received pre-payments in an earlier period, by increased inventory of ($0.7) million to support expected higher product shipments in the last quarter of the year, and by higher accounts receivable of ($0.6) million primarily as a result of the timing of Bus and Telecom Backup Power revenues and the related customer collections.

RESULTS OF OPERATIONS – Nine months ended September 30, 2015

Revenue and gross margin

(Expressed in thousands of U.S. dollars)	Nine months ended September 30,

Fuel Cell Products and Services	2015	2014	$ Change	% Change
Telecom Backup Power	$4,115	$10,061	$(5,945)	(59%)
Material Handling	8,656	9,629	(973)	(10%)
Development Stage	7,886	3,021	4,865	161%
Technology Solutions	15,820	30,363	(14,543)	(48%)
Revenues	36,477	53,074	(16,597)	(31%)
Cost of goods sold	30,321	39,795	(9,474)	(24%)
Gross Margin	$6,156	$13,279	$(7,123)	(54%)
Gross Margin %	17%	25%	n/a	(8	pts)

Fuel Cell Products and Services Revenues of $36.5 million for the first three quarters of 2015 declined (31%), or ($16.6) million, compared to the first three quarters of 2014. The (31%) decline was driven by lower Technology Solutions, Telecom Backup Power and Material Handling revenues, which more than offset an increase in Development Stage Bus revenues. As a result of the termination of the Azure contracts in the fourth quarter of 2014, we did not record any revenue in 2015 from the Azure Bus and Azure Telecom Backup Power Agreements as compared to a total of $8.7 million recognized in the first three quarters of 2014.

Technology Solutions revenues of $15.8 million decreased ($14.5) million, or (48%), due primarily to the absence in 2015 of licensing and engineering services revenues under the Azure Bus Licensing Agreement (nil in 2015 as compared to $4.9 million in the first three quarters of 2014) and the Azure Telecom Backup Power Licensing Agreement (nil in 2015 as compared to $3.9 million in the first three quarters of 2014), and by the increased allocation of engineering resources pursuant to our ongoing action plan to address certain product quality issues discovered in 2014. In addition, Volkswagen service revenues were negatively impacted in the first three quarters of 2015, as compared to the first three quarters of 2014, as a result of an approximate (15%) lower Canadian dollar, relative to the U.S. dollar, as the Volkswagen Agreement is priced in Canadian dollars. The Volkswagen Agreement is priced in Canadian dollars as a majority of the underlying costs to satisfy the agreement are denominated in Canadian dollars.

Material Handling revenues of $8.7 million decreased ($1.0) million, or (10%), as a result of lower stack shipments to our customer, Plug Power.

Development stage revenues of $7.9 million increased $4.9 million, or 161%, due to higher shipments of heavy-duty fuel cell bus modules to our customers primarily in Asia, North America and Europe. Bus module shipments in the first three quarters of 2015 included significantly higher shipments of FCvelocity®-HD7 bus power modules and FCvelocity®-HD7 bus module part kits primarily to our customer, Nantong Zehe in China.

Telecom Backup Power revenues of $4.1 million declined ($5.9) million, or (59%), due to a decline in shipments of methanol-based backup power systems and hydrogen-based backup power stacks, combined with a lower average selling price in 2015 on sales of methanol-based backup power systems driven by the completed shipment of an initial order from RJIL of 100 ElectraGen™-ME 2.5kW fuel cell backup power systems to be deployed in RJIL’s wireless telecom network in India. The lower average selling price of methanol-based backup power systems in 2015 was due primarily to product mix as the 100-system RJIL order was for 2.5kW systems compared to predominately 5.0kW system shipments in 2014. New customer deployments of Telecom Backup Power system and stack solutions also continued to be negatively impacted by the relatively long, protracted sales cycle that includes additional time required for qualification, onsite testing, field trialing and certification, as well as by ongoing actions to address certain product quality issues discovered in 2014.

Fuel Cell Products and Services gross margins declined to $6.2 million, or 17% of revenues, for the first three quarters of 2015, compared to $13.3 million, or 25% of revenues, for the first three quarters of 2014. The overall decline in gross margin of ($7.1) million, or (54%), was driven by the (31%) decline in overall revenues combined with an 8 point decline in gross margin as a percent of revenues from 25% in 2014 to 17% in 2015. Gross margin in 2015 was negatively impacted by a significant reduction in higher margin Technology Solutions licensing revenues as licensing amounts earned in the first three quarters of 2015 on the Nantong Zehe agreements were significantly lower than amounts earned in the first three quarters of 2014 on the now breached Azure Bus and Azure Telecom Backup Power Agreements totaling $8.7 million. This negative gross margin impact was partially offset by improvements in 2015 as a result of the significant increase in shipments of higher margin Bus products (primarily to Nantong Zehe).

Cash Operating Costs

(Expressed in thousands of U.S. dollars)	Nine months ended September 30,
	2015	2014	$ Change	% Change
Research and Product
Development (operating cost)	$10,236	$6,736	$3,500	52%
General and Administrative
(operating cost)	6,216	6,906	(690)	(10%)
Sales and Marketing (operating cost)	4,869	4,894	(25)	(1%)
Cash Operating Costs	$21,321	$18,536	$2,785	15%
Cash Operating Costs is a non-GAAP measure. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See reconciliation to GAAP in the Supplemental Non-GAAP Measures section. Cash Operating Costs adjusts operating expenses for stock-based compensation expense, depreciation and amortization, impairment losses on trade receivables, restructuring charges, acquisition costs and financing charges.

Cash Operating Costs (see Supplemental Non-GAAP Measures) for the first three quarters of 2015 were $21.3 million, an increase of $2.8 million, or 15%, compared to the first three quarters of 2014. The 15% increase in 2015 was driven by significantly higher research and product development operating costs which more than offset minor reductions in general and administrative costs and sales and marketing operating costs.

Research and product development operating costs for the first three quarters of 2015 were $10.2 million, an increase of $3.5 million, or 52%, compared to the first three quarters of 2014. The 52% increase was driven primarily by the (48%) decline in Technology Solutions revenues resulting in significantly fewer engineering staff resources being directed to revenue generating engineering service projects as engineering resources were instead redirected to research and product development activities including actions to address certain product quality issues in discovered in 2014. Labour and material costs incurred on revenue producing engineering services projects are reallocated from research and product development expenses to cost of goods sold. These cost pressures in 2015 were partially offset by lower labour costs in Canada as a result of an approximate (15%) lower Canadian dollar, relative to the U.S. dollar, and the resulting positive impact on our Canadian operating cost base.

General and administrative operating costs for the first three quarters of 2015 were $6.2 million, a decline of ($0.7) million, or (10%), compared to the first three quarters of 2014. The (10%) decrease was driven by lower labour costs in Canada as a result of an approximate (15%) lower Canadian dollar, relative to the U.S. dollar, and the resulting positive impact on our Canadian operating cost base. These cost savings in 2015 were partially offset by higher legal and patent renewal expenses.

Sales and marketing operating costs for the first three quarters of 2015 were $4.9 million, a decline of (1%) compared to the first three quarters of 2014. The (1%) decrease was driven by lower labour costs in Canada as a result of an approximate (15%) lower Canadian dollar, relative to the U.S. dollar, and the resulting positive impact on our Canadian operating cost base. These cost savings in 2015 were partially offset by increased investment in sales and marketing capacity primarily in the Telecom Backup Power market.

As noted above, operating costs in the first three quarters of 2015 benefited from the positive impact of a weaker Canadian dollar, relative to the U.S. dollar. As a significant amount of our net operating costs (primarily labour) are denominated in Canadian dollars, operating expenses and Adjusted EBITDA are impacted by changes in the Canadian dollar relative to the U.S. dollar. As the Canadian dollar relative to the U.S. dollar was approximately (15%) lower in the first three quarters of 2015 as compared to the first three quarters of 2014, positive foreign exchange impacts on our Canadian operating cost base and Adjusted EBITDA were approximately $3.0 million. A $0.01 decrease in the Canadian dollar, relative to the U.S. dollar, positively impacts annual Cash Operating Costs and Adjusted EBITDA by approximately $0.2 million to $0.3 million.

Adjusted EBITDA

(Expressed in thousands of U.S. dollars)	Nine months ended September 30,
	2015	2014	$ Change	% Change
Adjusted EBITDA	$(12,323)	$(2,579)	$(9,744)	(378%)
EBITDA and Adjusted EBITDA are non-GAAP measures. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See reconciliation to GAAP in the Supplemental Non-GAAP Measures section. Adjusted EBITDA adjusts EBITDA for stock-based compensation expense, transactional gains and losses, finance and other income, and acquisition costs.

Adjusted EBITDA (see Supplemental Non-GAAP Measures) for the first three quarters of 2015 was ($12.3) million, compared to ($2.6) million for the first three quarters of 2014. The ($9.7) million increase in Adjusted EBITDA loss in the first three quarters of 2015 was driven by the decline in gross margin of ($7.1) million primarily as a result of the (31%) overall decline in revenue and the significant reduction of high margin licensing revenue earned in 2015 as a result of the Azure contract breaches, combined with increases in Cash Operating Costs of ($2.8) million primarily as a result of significantly fewer engineering staff resources being directed to revenue generating engineering service projects.

Net income (loss) attributable to Ballard

(Expressed in thousands of U.S. dollars)	Nine months ended September 30,
	2015	2014	$ Change	% Change
Net income (loss) attributable to Ballard	$(4,460)	$(10,721)	$6,261	58%
from continuing operations

Net income (loss) attributable to Ballard from continuing operations for the first three quarters of 2015 was ($4.5) million, or ($0.03) per share, compared to a net loss of ($10.7) million, or ($0.08) per share, in the first three quarters of 2014. The $6.3 million reduction in net loss for the first three quarters of 2015 was driven primarily by the gain on sale of intellectual property of $14.2 million related to the closing of the initial tranche of the Volkswagen IP Agreement, a decline in depreciation and amortization expense of $1.3 million primarily as a result of lower intangible asset amortization after the Volkswagen IP Agreement, and by lower income taxes of $0.7 million related to withholding taxes incurred on Chinese licensing income. These 2015 net income improvements were partially offset by an increase in Adjusted EBITDA loss of ($9.7) million as acquisition charges of ($0.6) million incurred in 2015 related to the subsequent Protonex acquisition were primarily offset by minor increases in finance and other income and minor reductions in finance expense.

Net loss attributable to Ballard in the first three quarters of 2014 was also negatively impacted by impairment charges on investments of ($0.1) million on our non-core investment in Chrysalix Energy Limited Partnership. Adjusted EBITDA and Net loss attributable to Ballard in 2015 were also positively impacted by net impairment recoveries on trade receivables of $0.9 million. Excluding the impact of the gain on sale of intellectual property of $14.2 million as a result of the VW IP Agreement in 2015, impairment recoveries on trade receivables in 2015, acquisition charges in 2015, and the Chrysalix impairment charge in 2014, Normalized Net Loss (see Supplemental Non-GAAP Measures) in the first three quarters of 2015 was ($18.9) million, or ($0.14) per share, compared to ($10.5) million, or ($0.08) per share, for the first three quarters of 2014.

Net loss attributable to Ballard from continuing operations excludes the net loss attributed to the non-controlling interests in the losses of Dantherm Power related to their 43% equity interest in Dantherm Power. Net loss attributed to non-controlling interests for the first three quarters of 2015 was ($0.7) million, as compared to ($0.8) million for the first three quarters of 2014.

Cash used in operating activities

(Expressed in thousands of U.S. dollars)	Nine months ended September 30,
	2015	2014	$ Change	% Change
Cash (used in) provided by operating	$(14,798)	$(12,476)	$(2,322)	(19%)
activities

Cash used in operating activities in the first three quarters of 2015 was ($14.8) million, consisting of cash operating losses of ($14.7) million and net working capital outflows of ($0.1) million. Cash used in operating activities in the first three quarters of 2014 was ($12.5) million, consisting of cash operating losses of ($4.8) million and net working capital outflows of ($7.6) million. The ($2.3) million increase in cash used by operating activities in the first three quarters of 2015, as compared to the first three quarters of 2014, was driven by the relative increase in cash operating losses of ($9.8) million, partially offset by the relative improvement in working capital requirements of $7.5 million. The ($9.8) million increase in cash operating losses in the first three quarters of 2015 was due primarily to the ($9.7) million increase in Adjusted EBITDA loss.

The total change in working capital of ($0.1) million in the first three quarters of 2015 was driven by higher inventory of ($6.5) million to support expected fuel cell bus shipments in the last quarter of the year to Synergy, Nantong Zehe and other customers and as a result of delayed but expected Telecom Backup Power system shipments, combined with lower accrued warranty provisions of ($2.3) million due primarily to fuel cell bus warranty contract expirations and customer service related expenses incurred in our Telecom Backup Power market in Asia. These first three quarter of 2015 working capital outflows were materially offset by higher deferred revenue of $5.5 million as we collected pre-payments on certain Bus and Technology Solutions contracts in advance of work performed, and by lower accounts receivable of $2.7 million primarily as a result of the timing of revenues and the related customer collections.

This compares to a total change in working capital of ($7.6) million in the first three quarters of 2014 which was due primarily to higher accounts receivable of ($4.5) million as a result of the timing of Engineering Services, Bus and Telecom Backup Power revenues and the related customer collections, by lower deferred revenue of ($4.3) million as we completed the contract work on Technology Solutions and certain government grant contracts for which we received pre-payments in an earlier period, and by higher inventory of ($1.2) million to support expected higher product shipments in the last quarter of the year. These working capital outflows in the first three quarters of 2014 were partially offset by working capital inflows related to higher accounts payable and accrued liabilities of $3.8 million due primarily to the timing of purchases and supplier payments.

OPERATING EXPENSES AND OTHER ITEMS

Research and product development expenses

(Expressed in thousands of U.S. dollars)	Three months ended September 30,
Research and product development	2015	2014	$ Change	% Change
Research and product development expense	$4,022	$3,230	$792	25%
Less: Depreciation and amortization expense	$(575)	$(940)	$365	39%
Less: Stock-based compensation expense	$(236)	$(273)	$37	14%
Research and product development (operating	$3,211	$2,017	$1,194	59%
cost)

(Expressed in thousands of U.S. dollars)	Nine months ended September 30,
Research and product development	2015	2014	$ Change	% Change
Research and product development expense	$12,745	$9,784	$2,961	30%
Less: Depreciation and amortization expense	$(1,626)	$(2,295)	$669	29%
Less: Stock-based compensation expense	$(883)	$(753)	$(130)	(17%)
Research and product development (operating	$10,236	$6,736	$3,500	52%
cost)

Research and product development expenses for the three months ended September 30, 2015 were $4.0 million, an increase of $0.8 million, or 25%, compared to the corresponding period of 2014. Excluding depreciation and amortization expense of ($0.6) million and ($0.9) million, respectively, in each of the periods and excluding stock-based compensation expense of ($0.2) million and ($0.3) million, respectively, in each of the periods, research and product development operating costs were $3.2 million in the third quarter of 2015, an increase of $1.2 million, or 59%, compared to the third quarter of 2014.

Research and product development expenses for the nine months ended September 30, 2015 were $12.7 million, an increase of $3.0 million, or 30%, compared to the corresponding period of 2014. Excluding depreciation and amortization expense of ($1.6) million and ($2.3) million, respectively, in each of the periods and excluding stock-based compensation expense of ($0.9) million and ($0.8) million, respectively, in each of the periods, research and product development operating costs were $10.2 million in the first three quarters of 2015, an increase of $3.5 million, or 52%, compared to the first three quarters of 2014.

The respective 59% and 52% increases in research and development operating costs in 2015 was driven primarily by the respective (37%) and (48%) decline in Technology Solutions revenues resulting in fewer engineering staff resources being directed to revenue generating engineering service projects. Engineering resources were instead redirected to research and product development activities including actions to address certain product quality issues in discovered in 2014. In addition, fewer engineering resources were required in the first three quarters of 2015, as compared to the first three quarters of 2014, on the Volkswagen Agreement due to general program timing. The cost increase in 2015 was also due to lower government funding recoveries in Canada primarily as a result of the conclusion of the multi-year SDTC Bus award in the fourth quarter of 2014 with the introduction of the FCvelocity®-HD7, Ballard’s next-generation of fuel cell bus power module. These cost pressures in 2015 were partially offset by lower labour costs in Canada as a result of an approximate (15%) lower Canadian dollar, relative to the U.S. dollar, and the resulting positive impact on our Canadian operating cost base.

Government research funding is reflected as a cost offset to research and product development expenses, whereas labour and material costs incurred on revenue producing engineering services projects are reallocated from research and product development expenses to cost of goods sold.

Depreciation and amortization expense included in research and product development expense relates primarily to amortization expense on our intangible assets and depreciation expense on our manufacturing equipment. Depreciation and amortization expense has declined in 2015 as a result of the Volkswagen IP Agreement whereby in the first quarter of 2015 we transferred to Volkswagen the ownership of the automotive-related portion of the fuel cell intellectual property assets previously acquired by us from UTC in the second quarter of 2014. Although ownership of the patents and patent applications was transferred to Volkswagen, Ballard received a royalty-free back-license to all the transferred patents and patent applications to utilize all non-automotive applications, in bus applications and in certain limited pre-commercial purposes for automotive applications.

General and administrative expenses

(Expressed in thousands of U.S. dollars)	Three months ended September 30,
General and administrative	2015	2014	$ Change	% Change
General and administrative expense	$2,342	$2,468	$(126)	(5%)
Less: Depreciation and amortization expense	$(49)	$(50)	$1	2%
Less: Stock-based compensation expense	$(327)	$(434)	$107	25%
General and administrative (operating cost)	$1,966	$1,984	$(18)	(1%)

(Expressed in thousands of U.S. dollars)	Nine months ended September 30,
General and administrative	2015	2014	$ Change	% Change
General and administrative expense	$7,566	$8,293	$(727)	(9%)
Less: Depreciation and amortization expense	$(140)	$(139)	$(1)	(1%)
Less: Stock-based compensation expense	$(1,210)	$(1,248)	$38	3%
General and administrative (operating cost)	$6,216	$6,906	$(690)	(10%)

General and administrative expenses for the three months ended September 30, 2015 were $2.3 million, a decrease of ($0.1) million, or (5%), compared to the corresponding period of 2014. Excluding relatively insignificant depreciation and amortization expense in each of the periods, and excluding stock-based compensation expense of ($0.3) million and ($0.4) million, respectively, in each of the periods, general and administrative operating costs were $2.0 million in the third quarter of 2015, effectively flat compared to the third quarter of 2014.

General and administrative expenses for the nine months ended September 30, 2015 were $7.6 million, a decrease of ($0.7) million, or (9%), compared to the corresponding period of 2014. Excluding relatively insignificant depreciation and amortization expense in each of the periods, and excluding stock-based compensation expense of ($1.2) million in each of the periods, general and administrative operating costs in the first three quarters of 2015 were $6.2 million, a decrease of ($0.7) million, or (10%), compared to the first three quarters of 2014.

The respective (1%) and (10%) decreases in general and administrative operating costs in 2015 was driven primarily by lower labour costs in Canada as a result of an approximate (15%) lower Canadian dollar, relative to the U.S. dollar, and the resulting positive impact on our Canadian operating cost base. Higher patent renewal costs in 2015 related to the acquired UTC intellectual property portfolio prior to its sale in February 2015 in the Volkswagen IP Agreement, and higher legal and transaction related expenses incurred in 2015 primarily as a result of the Azure contract breaches, were offset by lower human resources expenses in 2015 due to CEO search expenses incurred in 2014.

Sales and marketing expenses

(Expressed in thousands of U.S. dollars)	Three months ended September 30,
Sales and marketing	2015	2014	$ Change	% Change
Sales and marketing expense	$1,728	$1,804	$(76)	(4%)
Less: Stock-based compensation expense	$(194)	$(228)	$34	15%
Sales and marketing (operating cost)	$1,534	$1,575	$(41)	(3%)

(Expressed in thousands of U.S. dollars)	Nine months ended September 30,
Sales and marketing	2015	2014	$ Change	% Change
Sales and marketing expense	$5,477	$5,510	$(33)	(1%)
Less: Stock-based compensation expense	$(608)	$(615)	$7	1%
Sales and marketing (operating cost)	$4,869	$4,895	$(26)	(1%)

Sales and marketing expenses for the three months ended September 30, 2015 were $1.7 million, a decrease of ($0.1) million, or (4%), compared to the corresponding period of 2014. Excluding stock-based compensation expense of ($0.2) million in each of the periods, sales and marketing operating costs were $1.5 million in the third quarter of 2015, a decrease of (3%) compared to the third quarter of 2014.

Sales and marketing expenses for the nine months ended September 30, 2015 were $5.5 million, a decrease of (1%), compared to the corresponding period of 2014. Excluding stock-based compensation expense of ($0.6) million in each of the periods, sales and marketing operating costs were $4.9 million in the first three quarters of 2015, a decrease of (1%) compared to the first three quarters of 2014.

The respective (3%) and (1%) declines in sales and marketing operating costs in 2015 was driven by lower labour costs in Canada as a result of an approximate (15%) lower Canadian dollar, relative to the U.S. dollar, and the resulting positive impact on our Canadian operating cost base. These cost savings in 2015 were partially offset by increased investment in sales and marketing capacity primarily in the Telecom Backup Power market.

Other (expense) recovery for the three and nine months September 30, 2015 was ($0.5) million and $0.2 million, respectively, compared to nominal amounts for the corresponding periods of 2014. The following tables provide a breakdown of other (expense) recovery for the reported periods:

(Expressed in thousands of U.S. dollars)	Three months ended September 30,
	2015	2014	$ Change	% Change
Impairment (loss) recovery on trade
receivables	$(151)	$(47)	$(104)	(221%)
Restructuring (expense) recovery	-	-	-	-
Acquisition charges	(340)	-	(340)	(100%)
Other (expenses) recovery	$(491)	$(47)	$(445)	(967%)

(Expressed in thousands of U.S. dollars)	Nine months ended September 30,
	2015	2014	$ Change	% Change
Impairment (loss) recovery on trade	$860	$(47)	$907	1930%
receivables
Restructuring (expense) recovery	13	(7)	20	286%
Acquisition charges	(640)	-	(640)	(100%)
Other (expenses) recovery	$233	$(54)	$287	531%

Impairment (loss) recovery on trade receivables of $0.9 million for the nine months ended September 30, 2015 consist of $1.5 million impairment recovery as we collected on certain accounts in 2015 principally in Asia that were considered impaired and written down in 2014, less new impairment charges in 2015 of ($0.6) million related to non-collection of certain other accounts primarily in Asia. If we are able to recover on any other impaired accounts in 2015 through legal or other means, the recovered amount will be recognized in the period of recovery as a reversal of the impairment loss.

Acquisition charges for the three and nine months ended September 30, 2015 of ($0.3) million and ($0.6) million, respectively, relate to costs incurred related to the acquisition on October 1, 2015 of Protonex. Acquisition costs are expensed as incurred.

Finance income (loss) and other for the three and nine months September 30, 2015 was $0.5 million and $0.6 million, respectively, compared to $0.2 million and $0.4 million, respectively, for the corresponding periods of 2014. The following tables provide a breakdown of finance and other income (loss) for the reported periods:

(Expressed in thousands of U.S. dollars)	Three months ended September 30,
	2015	2014	$ Change	% Change
Employee future benefit plan expense	$(71)	$(45)	$(26)	(58%)
Pension administration expense	(58)	(61)	3	5%
Investment and other income	37	38	(1)	(3%)
Foreign exchange gain (loss)	626	281	345	123%
Finance income (loss) and other	$534	$213	$321	151%

(Expressed in thousands of U.S. dollars)	Nine months ended September 30,
	2015	2014	$ Change	% Change
Employee future benefit plan expense	$(215)	$(135)	$(80)	(59%)
Pension administration expense	(76)	(93)	17	18%
Investment and other income	99	95	4	4%
Foreign exchange gain (loss)	837	521	316	61%
Finance income (loss) and other	$645	$388	$257	66%

Employee future benefit plan expense for the three and nine months ended September 30, 2015 were ($0.1) million and ($0.2) million, respectively, relatively flat to the corresponding periods of 2014. Employee future benefit plan expense primarily represents the excess of expected interest cost on plan obligations in excess of the expected return on plan assets related to a curtailed defined benefit pension plan for certain former United States employees. Pension administration expense of approximately ($0.1) million for the three and nine months ended September 30, 2015 and 2014 represent administrative costs incurred in managing the plan.

Foreign exchange gains (losses) for the three and nine months ended September 30, 2015 were $0.6 million and $0.8 million, respectively, compared to $0.3 million and $0.5 million, respectively, for the corresponding periods of 2014. Foreign exchange gains and losses are attributable primarily to the effect of the changes in the value of the Canadian dollar, relative to the U.S. dollar, on our Canadian dollar-denominated net monetary position. Foreign exchange gains and losses are also impacted by the conversion of Dantherm Power’s assets and liabilities from the Danish Kroner to the U.S. dollar at exchange rates in effect at each reporting date. Foreign exchange gains in 2015 and 2014 arose primarily as a result of the decline in the Canadian dollar, relative to the U.S. dollar, and its impact on our net Canadian dollar-denominated net liability position at that time.

Investment and other income for the three and nine months ended September 30, 2015 and 2014 were nominal and were earned primarily on our cash, cash equivalents and short-term investments.

Finance expense for the three and nine months ended September 30, 2015 was ($0.2) million and ($0.6) million, respectively, compared to ($0.2) million and ($0.7) million, respectively, for the corresponding periods of 2014. Finance expense relates primarily to the sale and leaseback of our head office building in Burnaby, British Columbia which was completed on March 9, 2010. Due to the long term nature of the lease, the leaseback of the building qualifies as a finance (or capital) lease.

Gain on sale of Intellectual Property for the nine months ended September 30, 2015 of $14.2 million resulted from the sale of the automotive-related patents and patent applications of the UTC Portfolio transferred to Volkswagen on the closing of the initial tranche of the Volkswagen IP Agreement. The gain represents gross proceeds received of $40.0 million net of a license fee paid to UTC of ($10.0) million, transaction costs of approximately ($0.5) million, and the ascribed cost of the patents and patent applications in the UTC Portfolio of approximately ($15.3) million.

Impairment loss on investment for the nine months ended September 30, 2014 was ($0.1) million and consists of an impairment charge related to our non-core investment in Chrysalix Energy Limited Partnership which was written down in 2014 to its net realizable value of nil.

Net loss attributed to non-controlling interests for the three and nine months ended September 30, 2015 was ($0.2) million and ($0.9) million, respectively, compared to ($0.3) million and ($1.0) million, respectively, for the corresponding periods of 2014. Amounts primarily represent the non-controlling interest of Dantherm A/S in the losses of Dantherm Power as a result of their 43% total equity interest in Dantherm Power. The slight improvement in performance at Dantherm Power in 2015, as compared to 2014, is primarily a result of cost reduction efforts.

Net earnings from Discontinued Operations for the nine months ended September 30, 2014 was $0.3 million and consists of additional proceeds received in the form of a 12-month product credit on the disposition of our former Materials Product division. As a result of the disposition of our Materials Products segment on January 31, 2013, the former Material Products segment has been classified as a discontinued operation in our consolidated financial statements. As such, the operating results of the former Material Products segment have been removed from our results from continuing operations and are instead presented separately in the statement of comprehensive income as income from discontinued operations. The former Materials Product segment sold carbon fiber products primarily for automotive transmissions, and GDL’s for fuel cells.

SUMMARY OF QUARTERLY RESULTS FROM CONTINUING OPERATIONS

The following table provides summary financial data for our last eight quarters from continuing operations:

(Expressed in thousands of U.S. dollars, except per share amounts	Quarter ended,
and weighted average shares outstanding which are expressed in thousands)
	Sep 30,	Jun 30,	Mar 31,	Dec 31,
	2015	2015	2015	2014
Revenues from continuing operations	$16,037	$11,177	$9,263	$15,647
Net income (loss) attributable to Ballard from	$(4,135)	$(7,342)	$7,017	$(17,467)
continuing operations
Net income (loss) per share attributable to	$(0.03)	$(0.06)	$0.05	$(0.13)
Ballard from continuing operations, basic and
diluted
Weighted average common shares outstanding	141,253	132,595	132,276	132,104

	Sep 30,	Jun 30,	Mar 31,	Dec 31,
	2014	2014	2014	2013
Revenues	$20,611	$18,471	$13,992	$17,316
Net income (loss) attributable to Ballard	$(2,423)	$(4,457)	$(3,841)	$(2,274)
Net income (loss) per share attributable to	$(0.02)	$(0.03)	$(0.03)	$(0.02)
Ballard from continuing operations, basic and
diluted
Weighted average common shares outstanding	132,049	130,392	114,756	109,113

Summary of Quarterly Results: There were no significant seasonal variations in our quarterly results from continuing operations. Variations in our net loss for the above periods were affected primarily by the following factors:

●

Revenues: Variations in fuel cell revenues reflect the demand and timing of our customers’ fuel cell vehicle, bus and fuel cell product deployments as well as the demand and timing of their engineering services projects.

Variations in fuel cell revenues also reflect the timing of work performed and the achievements of milestones under long-term fixed price contracts including the contract with Volkswagen which commenced in the first quarter of 2013, the Azure Bus Licensing Agreement which commenced in the third quarter of 2013 and the Azure Telecom Backup Power Licensing Agreement which commenced in the second quarter of 2014 prior to breaches by Azure of both the Azure Bus Licensing Agreement and the Azure Telecom Backup Power Licensing Agreement in the fourth quarter of 2014.

●	Operating expenditures: Operating expenses were positively impacted in the first quarter of 2015 by net recoveries of previously impaired trade receivables of $1.0 million. Operating expenses were negatively impacted in the fourth quarter of 2014 by impairment losses on trade receivables of ($6.2) million consisting of a ($4.4) million impairment charge as a result of material breaches by Azure of the Azure Telecom Backup Power Licensing Agreement and the Azure Bus Licensing Agreement, and by additional impairment charges of ($1.8) million related to non-collection of certain of our customers primarily in Asia. Impairment losses on trade receivables are recognized in other income (expense). Operating expenses also include the impact of changes in the value of the Canadian dollar, versus the U.S. dollar, on our Canadian dollar denominated expenditures.

●

Net income (loss): The net income for the first quarter of 2015 was positively impacted by a gain on sale of intellectual property of $14.2 million resulting from the sale of the automotive-related patents and patent applications of the UTC Portfolio and transferred to Volkswagen on the closing of the initial tranche of the Volkswagen IP Agreement.

CASH FLOWS
Cash, cash equivalents and short-term investments were $49.2 million at September 30, 2015, compared to $23.7 million at December 31, 2014. The $25.5 million increase in cash, cash equivalents and short-term investments in 2015 was driven by net proceeds on the sale of intellectual property of $29.5 million received on the closing of the initial tranche of the Volkswagen IP Agreement, combined with net proceeds from the July 2015 Offering of $13.3 million, net proceeds from share purchase warrant exercises of $0.2 million and employee share purchase option proceeds of $0.3 million. These inflows were partially offset by a net loss (excluding non-cash items) of ($14.6) million, working capital outflows of ($0.1) million, purchases in property, plant and equipment of ($1.7) million, and investments in fuel cell technology intangible assets of ($1.0) million.

For the three months ended September 30, 2015, cash used by operating activities was ($4.1) million, consisting of cash operating losses of ($3.4) million and net working capital outflows of ($0.7) million. For the three months ended September 30, 2014, cash used by operating activities was ($2.9) million, consisting of cash operating losses of ($0.4) million and net working capital outflows of ($2.5) million. The ($1.2) million increase in cash used by operating activities in the third quarter of 2015, as compared to the third quarter of 2014, was driven by the relative increase in cash operating losses of ($3.0) million, partially offset by the relative improvement in working capital requirements of $1.8 million. The ($3.0) million increase in cash operating losses in the third quarter of 2015 was due primarily to the ($2.8) million increase in Adjusted EBITDA loss.

In the third quarter of 2015, net working capital cash outflows of ($0.7) million were driven by higher inventory of ($2.6) million to support expected fuel cell bus shipments in the last quarter of the year to Synergy, Nantong Zehe and other customers and as a result of delayed but expected Telecom Backup Power system shipments, partially offset by higher accounts payable and accrued liabilities of $1.7 million due primarily to the timing of purchases and supplier payments. Working capital outflows of ($2.5) million in the third quarter of 2014 was due primarily to lower deferred revenue of ($1.4) million as we completed the contract work on certain Technology Solutions and government grant contracts for which we received pre-payments in an earlier period, by increased inventory of ($0.7) million to support expected higher product shipments in the last quarter of the year, and by higher accounts receivable of ($0.6) million primarily as a result of the timing of Bus and Telecom Backup Power revenues and the related customer collections.

For the nine months ended September 30, 2015, cash used in operating activities was ($14.8) million, consisting of cash operating losses of ($14.7) million and net working capital outflows of ($0.1) million. For the nine months ended September 30, 2014, cash used in operating activities was ($12.5) million, consisting of cash operating losses of ($4.9) million and net working capital outflows of ($7.6) million. The ($2.3) million increase in cash used by operating activities in the first three quarters of 2015, as compared to the first three quarters of 2014, was driven by the relative increase in cash operating losses of ($9.8) million, partially offset by the relative improvement in working capital requirements of $7.5 million. The ($9.8) million increase in cash operating losses in the first three quarters of 2015 was due primarily to the ($9.7) million increase in Adjusted EBITDA loss.

In the first three quarters of 2015, net working capital outflows of ($0.1) million were driven by higher inventory of ($6.5) million to support expected fuel cell bus shipments in the last quarter of the year to Synergy, Nantong Zehe and other customers and as a result of delayed but expected Telecom Backup Power system shipments, combined with lower accrued warranty provisions of ($2.3) million due primarily to fuel cell bus warranty contract expirations and customer service related expenses incurred in our Telecom Backup Power market in Asia. These first three quarter of 2015 working capital outflows were materially offset by higher deferred revenue of $5.5 million as we collected pre-payments on certain Bus and Technology Solutions contracts in advance of work performed, and by lower accounts receivable of $2.7 million primarily as a result of the timing of revenues and the related customer collections. Working capital outflows of ($7.6) million in the first three quarters of 2014 was driven by higher accounts receivable of ($4.5) million primarily as a result of the timing of Technology Solutions, Bus and Telecom Backup Power revenues and the related customer collections, by lower deferred revenue of ($4.3) million as we completed the contract work on Technology Solutions and certain government grant contracts for which we received pre-payments in an earlier period, and by higher inventory of ($1.2) million to support expected higher product shipments in the last quarter of the year. These working capital outflows in the first three quarters of 2014 were partially offset by working capital inflows related to higher accounts payable and accrued liabilities of $3.8 million due primarily to the timing of purchases and supplier payments.

Investing activities resulted in net cash inflows (outflows) of ($1.1) million and $26.8 million, respectively, for the three and nine months ended September 30, 2015, compared to cash outflows ($0.5) million and ($3.8) million, respectively, for the three and nine months ended September 30, 2014. Investing activities in the first three quarters of 2015 consist primarily of net proceeds on the sale of intellectual property of $29.5 million received on the closing of the initial tranche of the Volkswagen IP Agreement, partially offset by capital expenditures of ($1.7) million and investments in fuel cell technology intangible assets of ($1.0) million. Investing activities in the first three quarters of 2014 consist primarily of the investment in fuel cell technology intangible assets of ($3.2) million related primarily to the acquisition of the UTC intellectual property assets, and capital expenditures of ($0.6) million.

Financing activities resulted in cash inflows of $13.2 million and $13.2 million, respectively, for the three and nine months ended September 30, 2015 compared to cash (outflows) inflows of ($0.2) million and $18.7 million for the corresponding periods of 2014. Financing activities in the first three quarters of 2015 consist of net proceeds received from the July 2015 Offering of $13.3 million, net proceeds from share purchase warrant exercises of $0.2 million, proceeds from employee share purchase option exercises of $0.3 million, offset by capital lease payments of ($0.7) million. Financing activities in the first three quarters of 2014 consist of net proceeds from share purchase warrant exercises of $12.3 million, proceeds from employee share purchase option exercises of $6.8 million, proceeds on sale of treasury shares of $0.4 million, partially offset by capital lease payments of ($0.7) million.

LIQUIDITY AND CAPITAL RESOURCES
At September 30, 2015, we had total Liquidity of $49.2 million. We measure Liquidity as our net cash position, consisting of the sum of our cash, cash equivalents and short-term investments of $49.2 million, net of amounts drawn on our $7 million Canadian demand revolving facility (“Operating Facility”) of nil. The Operating Facility is occasionally used to assist in financing our short term working capital requirements and is secured by a hypothecation of our cash, cash equivalents and short-term investments. Our Liquidity position was subsequently reduced on October 1, 2015 by approximately ($4.0) million as we assumed and paid certain of Protonex’ debt obligations and transaction costs on the closing of the acquisition. Our Liquidity position is expected to be augmented in November 2015 by the $5 million equity investment in Ballard by Nisshinbo and further augmented on or before February 2016 with additional net proceeds of approximately $9 million to be received on the closing of the second tranche of the Volkswagen IP Agreement.

We also have a $1.8 million Canadian capital leasing facility (“Leasing Facility”) which is occasionally used to finance the acquisition and / or lease of operating equipment and is secured by a hypothecation of our cash, cash equivalents and short-term investments. At September 30, 2015, $0.8 million Canadian was outstanding on the Leasing Facility.

Our Liquidity objective is to maintain cash balances sufficient to fund at least six quarters of forecasted cash used by operating activities at all times. Our strategy to attain this objective is to continue our drive to attain profitable operations that are sustainable by executing a business plan that continues to focus on Fuel Cell Products and Services revenue growth, improving overall gross margins, minimizing Cash Operating Costs, managing working capital requirements, and securing additional financing to fund our operations as needed until we do achieve profitable operations that are sustainable. As a result of our recent actions to bolster our cash balances including the net proceeds received, and to be received, pursuant to the Volkswagen IP Agreement, the July 2015 Offering, and the Nisshinbo equity investment, we believe that we have adequate liquidity in cash and working capital to meet this Liquidity objective and to finance our operations.

Failure to achieve or maintain this Liquidity objective could have a material adverse effect on our financial condition and results of operations including our ability to continue as a going concern. There are also various risks and uncertainties affecting our ability to achieve this Liquidity objective including, but not limited to, the market acceptance and rate of commercialization of our products, the ability to successfully execute our business plan, and general global economic conditions, certain of which are beyond our control. While we continue to make significant investments in product development and market development activities necessary to commercialize our products, and make increased investments in working capital as we grow our business, our actual liquidity requirements will also vary and will be impacted by our relationships with our lead customers and strategic partners, our success in developing new channels to market and relationships with customers, our success in generating revenue growth from near-term product, service and licensing opportunities, our success in managing our operating expense and working capital requirements, foreign exchange fluctuations, and the progress and results of our research, development and demonstration programs.

In addition to our existing cash reserves of $49.2 million at September 30, 2015, there are 0.1 million warrants outstanding (expire on March 27, 2018) from the March 2013 underwritten offering each of which enables the holder to purchase one common share at a fixed price of $1.50 per common share, and 1.7 million warrants outstanding (expire on October 9, 2018) from the October 2013 underwritten offering each of which enable the holder to purchase one common share at a fixed price of $2.00 per common share. If any of these warrants are exercised, our liquidity position would be further augmented. We may also choose to pursue additional liquidity through the issuance of debt or equity in private or public market financings. To enable such an action and to allow the exercise of warrants, we filed a short form base shelf prospectus (“Prospectus”) in May 2014 in each of the provinces and territories of Canada, except Quebec, and a corresponding shelf registration statement on Form F-10 (“Registration Statement”) with the United States Securities and Exchange Commission. These filings enable offerings of equity securities during the effective period (to June 2016) of the Prospectus and Registration Statements. However, no assurance can be given that any such additional liquidity will be available or that, if available, it can be obtained on terms favorable to the Company.

2015 BUSINESS OUTLOOK

Given the early stage of fuel cell market development and adoption rate, we have decided not to provide formal guidance for 2015. While our strategic focus on multiple fuel cell product markets, engineering services and intellectual property monetization serves to mitigate risk, the resulting cadence in customer demand can be uneven through the early stages of market development. As such, our financial results on a quarterly basis are subject to a high degree of variability.

Furthermore, potential fluctuations in our financial results make financial forecasting difficult. The Company's revenues, cash flows and other operating results can vary significantly from quarter to quarter. Sales and margins may be lower than anticipated due to general economic conditions, market-related factors and competitive factors. Cash receipts may also vary from quarter to quarter due to the timing of cash collections from customers. As a result, quarter-to-quarter comparisons of revenues, cash flows and other operating results may not be meaningful. In addition, due to the early stage of development of the market for hydrogen fuel cell products, it is difficult to accurately predict future revenues, cash flows or results of operations on a quarterly basis. It is likely that in one or more future quarters, financial results will fall below the expectations of securities analysts and investors. If this occurs, the trading price of the Company's shares may be materially and adversely affected.

OFF-BALANCE SHEET ARRANGEMENTS & CONTRACTUAL OBLIGATIONS

Periodically, we use forward foreign exchange and forward platinum purchase contracts to manage our exposure to currency rate fluctuations and platinum price fluctuations. We record these contracts at their fair value as either assets or liabilities on our balance sheet. Any changes in fair value are either (i) recorded in our statement of comprehensive income if formally designated and qualified under hedge accounting criteria; or (ii) recorded in our statement of operations if either not designated, or not qualified, under hedge accounting criteria. At September 30, 2015, we had outstanding foreign exchange currency contracts to purchase a total of Canadian $8.5 million at an average rate of 1.32 Canadian per U.S. dollar, resulting in an unrealized loss of ($0.1) million at September 30, 2015. The outstanding foreign exchange currency contracts are not qualified under hedge accounting.

At September 30, 2015, we did not have any other material obligations under guarantee contracts, retained or contingent interests in transferred assets, outstanding derivative instruments or non-consolidated variable interests.

At September 30, 2015, we had the following contractual obligations and commercial commitments:

(Expressed in thousands of U.S. dollars)	Payments due by period,
Contractual Obligations	Total	Less than	1-3 years	4-5 years	After 5
		one year			years
Operating leases	$11,041	$2,133	$4,279	$2,552	$2,077
Capital leases	11,291	1,657	2,117	2,208	5,310
Asset retirement obligations	4,525	-	-	2,804	1,721
Total contractual obligations	$26,857	$3,790	$6,396	$7,564	$9,108

In addition, we have outstanding commitments of $0.4 million related primarily to purchases of capital assets at September 30, 2015. Capital expenditures pertain to our regular operations and are expected to be funded through cash on hand.

In connection with the acquisition of intellectual property from UTC on April 24, 2014, we retain a royalty obligation to pay UTC a portion (typically 25%) of any future intellectual property sale and licensing income generated from our intellectual property portfolio for a period of 15-years expiring in April 2029.

As of September 30, 2015, we retain a previous funding obligation to pay royalties of 2% of revenues (to a maximum of CDN $5.4 million) on sales of certain fuel cell products for commercial distributed utility applications. No royalties have been incurred to date as a result of this agreement. We also retain a previous funding obligation to pay royalties of 2% of revenues (to a maximum of CDN $2.2 million) on sales of certain fuel cell products for commercial transit applications. No royalties have been incurred to date as a result of this agreement.

In the ordinary course of business or as required by certain acquisition or disposition agreements, we are periodically required to provide certain indemnities to other parties. Our Arrangement with Superior Plus includes an indemnification agreement dated December 31, 2008 (the "Indemnity Agreement"), which sets out each party’s continuing obligations to the other. The Indemnity Agreement has two basic elements to the final determination date of December 31, 2015: it provides for the indemnification of each party by the other for breaches of representations and warranties or covenants as well as, in our case, any liability relating to our business which is suffered by Superior Plus. Our indemnity to Superior Plus with respect to our representation relating to the existence of our tax pools immediately prior to the completion of the Arrangement is limited to an aggregate of CDN $7.4 million with a threshold amount of CDN $0.5 million before there is an obligation to make a payment. Second, the Indemnity Agreement provides for adjustments to be paid by us, or to us, depending on the final determination of the amount of our Canadian non-capital losses, scientific research and development expenditures and investment tax credits generated to December 31, 2008, to the extent that such amounts are more or less than the amounts estimated at the time the Arrangement was executed. At September 30, 2015, we have not accrued any amount owing, or receivable, as a result of the Indemnity Agreement or any other indemnity agreements undertaken in the ordinary course of business.

RELATED PARTY TRANSACTIONS

Related parties include shareholders with a significant ownership interest in either us or Dantherm Power, together with their subsidiaries and affiliates. Revenues and costs recognized from such transactions reflect the prices and terms of sale and purchase transactions with related parties, which are in accordance with normal trade practices at fair value. For the three and nine months ended September 30, 2015 and 2014, related party transactions and balances are limited to transactions between Dantherm Power and its non-controlling interests as follows:

(Expressed in thousands of U.S. dollars)	Three Months Ended September 30,
Transactions with related parties	2015	2014
Purchases	$21	$38
Finance expense on Dantherm Power debt to Dantherm Power non-	$9	$9
controlling interests

(Expressed in thousands of U.S. dollars)	Nine Months Ended September 30,
Transactions with related parties	2015	2014
Purchases	$111	$137
Finance expense on Dantherm Power debt to Dantherm Power non-	$22	$26
controlling interests

(Expressed in thousands of U.S. dollars)	As at September 30,
Balances with related parties	2015	2014
Trade accounts payable	$30	$51
Interest payable	$64	$39
Dantherm Power debt to Dantherm Power non-controlling interests	$446	$505

As of September 30, 2015, Ballard holds a controlling 57% ownership interest in Dantherm Power as compared to a 43% interest held by Dantherm A/S. Ballard’s ownership position increased in mid-June 2015 from 52% to 57% when pursuant to the mutual release agreement, Azure returned its 10% ownership position in Dantherm Power to Dantherm Power for $nil proceeds, upon which the shares were cancelled by Dantherm Power. As of September 30, 2015, the outstanding Dantherm Power debt (including interest) to Dantherm Power’s non-controlling interests totals $0.5 million, bears interest at 6.0% per annum, is non-convertible, and is repayable by December 31, 2016.

OUTSTANDING SHARE DATA

As at October 27, 2015
Common share outstanding	153,438,062
Warrants outstanding	1,797,563
Options outstanding	5,600,167

CRITICAL ACCOUNTING POLICIES AND KEY SOURCES OF ESTIMATION UNCERTAINTY
Our consolidated financial statements are prepared in accordance with IFRS, which require us to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from those estimates. Estimates and underlying assumptions are reviewed on an ongoing basis Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical Judgments in Applying Accounting Policies:
Critical judgments that we have made in the process of applying our accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements is limited to our assessment of the Corporation’s ability to continue as a going concern (See Note 2 (e) to our condensed consolidated interim financial statements).

Our significant accounting policies are detailed in note 4 to our annual consolidated financial statements for the year ended December 31, 2014.

Key Sources of Estimation Uncertainty:
The following are key assumptions concerning the future and other key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the reported amount of assets, liabilities, income and expenses within the next financial year.

REVENUE RECOGNITION

Revenues are generated primarily from product sales and services, the license and sale of intellectual property, and the provision of engineering services. Product and service revenues are derived primarily from standard equipment and material sales contracts and from long-term fixed price contracts. Intellectual property license and sale revenues are derived primarily from license and sale agreements and from long-term fixed price contracts. Engineering service revenues are derived primarily from cost-plus reimbursable contracts and from long-term fixed price contracts.

On standard equipment and material sales contracts, revenues are recognized when (i) significant risks and rewards of ownership of the goods has been transferred to the buyer; (ii) we retain neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold; (iii) the amount of revenue can be measured reliably; (iv) it is probable that the economic benefits associated with the sale will accrue to us; and (v) the costs incurred, or to be incurred, in respect of the transaction can be measured reliably. Provisions are made at the time of sale for warranties. Revenue recognition for standard equipment and material sales contracts does not usually involve significant estimates.

On standard license and sale agreements, revenues are recognized on the transfer of the rights to the licensee if (i) the rights to the assets are assigned to the licensee in return for a fixed fee or a non-refundable guarantee; (ii) the contract is non-cancellable; (iii) the licensee is able to exploit its rights to the asset freely; and (iv) the licensor has no remaining obligations to perform. Otherwise, the proceeds are considered to relate to the right to use the asset over the license period and the revenue is recognized over that period. Revenue recognition for license and sale agreements does not usually involve significant estimates.

On cost-plus reimbursable contracts, revenues are recognized as costs are incurred, and include applicable fees earned as services are provided. Revenue recognition for cost-plus reimbursable contracts does not usually involve significant estimates.

On long-term fixed price contracts, revenues are recorded on the percentage-of-completion basis over the duration of the contract, which consists of recognizing revenue on a given contract proportionately with its percentage of completion at any given time. The percentage of completion is determined by dividing the cumulative costs incurred as at the balance sheet date by the sum of incurred and anticipated costs for completing a contract.

●	The determination of anticipated costs for completing a contract is based on estimates that can be affected by a variety of factors such as variances in the timeline to completion, the cost of materials, the availability and cost of labour, as well as productivity.

●	The determination of potential revenues includes the contractually agreed amount and may be adjusted based on the estimate of our attainment on achieving certain defined contractual milestones. Management’s estimation is required in determining the probability that the revenue will be received and in determining the measurement of that amount.

Estimates used to determine revenues and costs of long-term fixed price contracts involve uncertainties that ultimately depend on the outcome of future events and are periodically revised as projects progress. There is a risk that a customer may ultimately disagree with our assessment of the progress achieved against milestones, or that our estimates of the work required to complete a contract may change. The cumulative effect of changes to anticipated revenues and anticipated costs for completing a contract are recognized in the period in which the revisions are identified. If the anticipated costs exceed the anticipated revenues on a contract, such loss is recognized in its entirety in the period it becomes known.

During the three and nine months ended September 30, 2015 and 2014, there were no material adjustments to revenues relating to revenue recognized in a prior period.

ASSET IMPAIRMENT

The carrying amounts of our non-financial assets other than inventories are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill and intangible assets that have indefinite useful lives, the recoverable amount is estimated at least annually.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In assessing fair value less costs to sell, the price that would be received on the sale of an asset in an orderly transaction between market participants at the measurement date is estimated. For the purposes of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other groups of assets. The allocation of goodwill to cash-generating units reflects the lowest level at which goodwill is monitored for internal reporting purposes. Many of the factors used in assessing fair value are outside the control of management and it is reasonably likely that assumptions and estimates will change from period to period. These changes may result in future impairments. For example, our revenue growth rate could be lower than projected due to economic, industry or competitive factors, or the discount rate used in our value in use model could increase due to a change in market interest rates. In addition, future goodwill impairment charges may be necessary if our market capitalization decreased due to a decline in the trading price of our common stock, which could negatively impact the fair value of our operating segments.

An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in net loss. Impairment losses recognized in respect of the cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units, and then to reduce the carrying amounts of the other assets in the unit on a pro-rata basis.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

We perform the annual review of goodwill as at December 31 of each year, more often if events or changes in circumstances indicate that it might be impaired. Based on the impairment test performed as at December 31, 2014 and our assessment of current events and circumstances, we have concluded that no goodwill impairment test was required for the three and nine months ended September 30, 2015.

In addition to the above goodwill impairment test, we perform a quarterly assessment of the carrying amounts of our non-financial assets (other than inventories) to determine whether there is any indication of impairment. During the three and nine months ended September 30, 2015 and 2014, there were no material adjustments to non-financial assets (other than inventories) relating to these reviews.

WARRANTY PROVISION

A provision for warranty costs is recorded on product sales at the time of shipment. In establishing the accrued warranty liabilities, we estimate the likelihood that products sold will experience warranty claims and the cost to resolve claims received.

In making such determinations, we use estimates based on the nature of the contract and past and projected experience with the products. Should these estimates prove to be incorrect, we may incur costs different from those provided for in our warranty provisions. During the three and nine months ended September 30, 2015, we recorded provisions to accrued warranty liabilities of $0.2 million and $0.6 million, respectively, for new product sales, compared to $0.2 million and $0.6 million, respectively, for the three and nine months ended September 30, 2014.

We review our warranty assumptions and make adjustments to accrued warranty liabilities quarterly based on the latest information available and to reflect the expiry of contractual obligations. Adjustments to accrued warranty liabilities are recorded in cost of product and service revenues. As a result of these reviews and the resulting adjustments, our warranty provision and cost of revenues for the three and nine months ended September 30, 2015 were adjusted (upwards) downwards by a net amount of ($0.1) million and $0.8 million, respectively, compared to a net adjustment (upwards) downwards of ($0.1) million and $0.2 million for the three and nine months ended September 30, 2014. The adjustments to the accrued warranty liability provisions in the first three quarters of 2015 were due primarily due to contractual warranty expirations and improved lifetimes and reliability of our fuel cell bus products.

INVENTORY PROVISION

In determining the lower of cost and net realizable value of our inventory and establishing the appropriate provision for inventory obsolescence, we estimate the likelihood that inventory carrying values will be affected by changes in market pricing or demand for our products and by changes in technology or design which could make inventory on hand obsolete or recoverable at less than cost. We perform regular reviews to assess the impact of changes in technology and design, sales trends and other changes on the carrying value of inventory. Where we determine that such changes have occurred and will have a negative impact on the value of inventory on hand, appropriate provisions are made. If there is a subsequent increase in the value of inventory on hand, reversals of previous write-downs to net realizable value are made. Unforeseen changes in these factors could result in additional inventory provisions, or reversals of previous provisions, being required. During the three and nine months ended September 30, 2015, negative inventory adjustments of ($0.2) million and ($0.3) million, respectively, were recorded as a charge to cost of product and service revenues, compared to negative inventory adjustments of ($0.1) million and ($0.7) million, respectively, for the three months and nine months ended September 30, 2014.

IMPAIRMENT RECOVERIES (LOSSES) ON TRADE RECEIVABLES

Trade and other receivables are recognized initially at fair value and subsequently at amortized cost using the effective interest method, less any impairment losses. Fair value is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. In determining the fair value of our trade and other receivables and establishing the appropriate provision for doubtful accounts, we perform regular reviews to estimate the likelihood that our trade and other accounts receivable will ultimately be collected in a timely manner. Where we determine that customer collectability issues have occurred and will have a negative impact on the value of trade and other receivables, appropriate provisions are made. If there is a subsequent recovery in the value of trade and other receivables, reversals of previous write-downs to fair value are made. Unforeseen changes in these factors could result in additional impairment provisions, or reversals of previous impairment provisions, being required. During the three and nine months ended September 30, 2015, net impairment (charges) recoveries on trade receivables of ($0.2) million and $0.9 million, respectively, were recorded as other operating income, compared to a nominal amount for the nine months ended September 30, 2014.

EMPLOYEE FUTURE BENEFITS

The present value of our defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that have terms to maturity approximating the terms of the related pension liability. Determination of benefit expense requires assumptions such as the discount rate to measure obligations, expected plan investment performance, expected healthcare cost trend rate, and retirement ages of employees. Actual results will differ from the recorded amounts based on these estimates and assumptions.

INCOME TAXES

We use the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recognized for the deferred income tax consequences attributable to differences between the financial statement carrying values of assets and liabilities and their respective income tax bases (temporary differences) and for loss carry-forwards. The resulting changes in the net deferred tax asset or liability are included in income.

Deferred tax assets and liabilities are measured using enacted, or substantively enacted, tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities, of a change in tax rates, is included in income in the period that includes the substantive enactment date. Deferred income tax assets are reviewed at each reporting period and are reduced to the extent that it is no longer probable that the related tax benefit will be realized. As of September 30, 2015 and 2014, we have not recorded any deferred income tax assets on our consolidated statement of financial position.

NEW AND FUTURE IFRS ACCOUNTING POLICIES

Recently Adopted Accounting Policy Changes:

We did not adopt any new accounting standard changes or amendments effective January 1, 2015 that had a material impact on our consolidated financial statements.

Future Accounting Policy Changes:

The following is an overview of accounting standard changes that we will be required to adopt in future years. We do not expect to adopt any of these standards before their effective dates and we continue to evaluate the impact of these standards on our consolidated financial statements.

IFRS 15 – REVENUE FROM CONTRACTS WITH CUSTOMERS

On May 28, 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers, which replaces IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfer of Assets from Customers, and SIC 31 Revenue – Barter Transactions Involving Advertising Services.

IFRS 15 contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much, and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The new standard applies to contracts with customers. It does not apply to insurance contracts, financial instruments or lease contracts, which fall in the scope of other IFRSs.

The new standard is effective for fiscal years ending on or after December 31, 2018 and is available for early adoption.

The Corporation intends to adopt IFRS 15 in its financial statements for the fiscal year beginning on January 1, 2018. The extent of the impact of adoption has not yet been determined.

IFRS 9 – FINANCIAL INSTRUMENTS

In July 2014, the IASB issued IFRS 9 Financial Instruments (“IFRS 9”), which replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset or liability. It also introduces additional changes relating to financial liabilities and aligns hedge accounting more closely with risk management.

IFRS 9 is effective for fiscal years beginning on or after January 1, 2018 and is available for early adoption. The Corporation intends to adopt IFRS 9 in its financial statements for the fiscal year beginning January 1, 2018. The extent of the impact of adoption has not yet been determined.

SUPPLEMENTAL NON-GAAP MEASURES
In addition to providing measures prepared in accordance with GAAP, we present certain supplemental non-GAAP measures. These measures are Cash Operating Costs, EBITDA and Adjusted EBITDA, and Normalized Net Loss. These non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. We believe these measures are useful in evaluating the operating performance and liquidity of the Company’s ongoing business. These measures should be considered in addition to, and not as a substitute for, net income, cash flows and other measures of financial performance and liquidity reported in accordance with GAAP.

Cash Operating Costs
This supplemental non-GAAP measure is provided to assist readers in determining our operating costs on a cash basis. We believe this measure is useful in assessing performance and highlighting trends on an overall basis.

We also believe Cash Operating Costs is frequently used by securities analysts and investors when comparing our results with those of other companies. Cash Operating Costs differs from the most comparable GAAP measure, operating expenses, primarily because it does not include stock-based compensation expense, depreciation and amortization, impairment losses or recoveries on trade receivables, restructuring charges, acquisition costs, and financing charges. The following tables show a reconciliation of operating expenses to Cash Operating Costs for the three and nine months ended September 30, 2015 and 2014:

(Expressed in thousands of U.S. dollars)	Three months ended September 30,
Cash Operating Costs	2015	2014	$ Change
Total Operating Expenses	$8,583	$7,548	$1,035
Stock-based compensation expense	(757)	(935)	178
Impairment recovery (losses) on trade	(151)	(47)	(104)
receivables
Acquisition and integration costs	(340)	-	(340)
Restructuring (charges) recovery	-	1	(1)
Financing charges	-	-	-
Depreciation and amortization	(624)	(991)	367
Cash Operating Costs	$6,711	$5,576	$1,135

(Expressed in thousands of U.S. dollars)	Nine months ended September 30,
Cash Operating Costs	2015	2014	$ Change
Total Operating Expenses	$25,555	$23,641	$1,914
Stock-based compensation expense	(2,701)	(2,616)	(85)
Impairment recovery (losses) on trade	860	(47)	907
receivables
Acquisition and integration costs	(640)	-	(640)
Restructuring (charges) recovery	13	(7)	20
Financing charges	-	-	-
Depreciation and amortization	(1,766)	(2,435)	669
Cash Operating Costs	$21,321	$18,536	$2,785

EBITDA and Adjusted EBITDA
These supplemental non-GAAP measures are provided to assist readers in determining our operating performance and ability to generate operating cash flow. We believe this measure is useful in assessing performance and highlighting trends on an overall basis. We also believe EBITDA and Adjusted EBITDA are frequently used by securities analysts and investors when comparing our results with those of other companies. EBITDA differs from the most comparable GAAP measure, net loss attributable to Ballard from continuing operations, primarily because it does not include finance expense, income taxes, depreciation of property, plant and equipment, amortization of intangible assets, and goodwill impairment charges. Adjusted EBITDA adjusts EBITDA for stock-based compensation expense, transactional gains and losses, asset impairment charges, finance and other income, and acquisition costs. The following tables show a reconciliation of net income attributable to Ballard to EBITDA and Adjusted EBITDA for the three and nine months ended September 30, 2015 and 2014:

(Expressed in thousands of U.S. dollars)	Three months ended September 30,
EBITDA and Adjusted EBITDA	2015	2014	$ Change
Net (loss) from continuing operations	$(4,135)	$(2,422)	$(1,713)
attributable to Ballard
Depreciation and amortization	784	1,517	(733)
Finance expense	182	232	(50)
Income taxes	201	368	(167)
EBITDA attributable to Ballard	$(2,968)	$(305)	$(2,663)
Stock-based compensation expense	757	935	(178)
Acquisition and integration costs	340	-	340
Finance and other (income) loss	(534)	(213)	(321)
Adjusted EBITDA	$(2,405)	$416	$(2,821)

(Expressed in thousands of U.S. dollars)	Nine months ended September 30,
EBITDA and Adjusted EBITDA	2015	2014	$ Change
Net (loss) from continuing operations	$(4,460)	$(10,721)	$6,261
attributable to Ballard
Depreciation and amortization	2,839	4,162	(1,323)
Finance expense	586	707	(121)
Income taxes	212	894	(682)
EBITDA attributable to Ballard	$(823)	$(4,958)	$4,135
Stock-based compensation expense	2,701	2,616	85
Acquisition and integration costs	640	-	640
Finance and other (income) loss	(645)	(388)	(257)
Gain on sale of intellectual property	(14,195)	-	(14,195)
Impairment of equity investment	-	149	(149)
Loss (gain) on sale of property, plant and	(1)	2	(3)
equipment
Adjusted EBITDA	$(12,323)	$(2,579)	$(9,744)

Normalized Net Loss
This supplemental non-GAAP measure is provided to assist readers in determining our financial performance. We believe this measure is useful in assessing our actual performance by adjusting our results from continuing operations for one-time transactional gains and losses and impairment losses. Normalized Net Loss differs from the most comparable GAAP measure, net loss attributable to Ballard from continuing operations, primarily because it does not include impairment losses or recoveries on trade receivables, transactional gains and losses, asset impairment charges, and acquisition costs. The following table shows a reconciliation of net loss attributable to Ballard from continuing operations to Normalized Net Loss for the three and nine months ended September 30, 2015 and 2014.

(Expressed in thousands of U.S. dollars)	Three months ended September 30,
Normalized Net Loss	2015	2014	$ Change
Net (loss) attributable to Ballard from continuing	$(4,135)	$(2,422)	$(1,713)
operations
Impairment loss (recovery) on trade	151	47	104
receivables
Acquisition and integration costs	340	-	340
Normalized Net Loss	$(3,644)	$(2,376)	$(1,268)
Normalized Net Loss per share	$(0.03)	$(0.02)	$(0.01)
(Expressed in thousands of U.S. dollars)	Nine months ended September 30,
Normalized Net Loss	2015	2014	$ Change
Net (loss) attributable to Ballard from continuing	$(4,460)	$(10,721)	$6,261
operations
Impairment loss (recovery) on trade	(860)	47	(907)
receivables
Impairment of equity investment	-	149	(149)
Acquisition and integration costs	640	-	640
Gain on sale of intellectual property	(14,195)	-	(14,195)
Normalized Net Loss	$(18,875)	$(10,525)	$(8,350)
Normalized Net Loss per share	$(0.14)	$(0.08)	$(0.06)

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING
Our disclosure controls and procedures are designed to provide reasonable assurance that relevant information is gathered and reported to senior management, including the Chief Executive Officer and the Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosures. We have also designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. During the three and nine months ended September 30, 2015, there were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. Our design of disclosure controls and procedures and internal controls over financial reporting includes controls, policies and procedures covering Dantherm Power.

RISKS & UNCERTAINTIES
An investment in our common shares involves risk. Investors should carefully consider the risks and uncertainties described below and in our Annual Information Form which remain substantively unchanged. The risks and uncertainties described in our Annual Information Form are not the only ones we face. Additional risks and uncertainties, including those that we do not know about now or that we currently deem immaterial, may also adversely affect our business. For a more complete discussion of the risks and uncertainties which apply to our business and our operating results, please see our Annual Information Form and other filings with Canadian (www.sedar.com) and U.S. securities regulatory authorities (www.sec.gov).

FORWARD-LOOKING STATEMENTS DISCLAIMER
This document contains forward-looking statements that are based on the beliefs of management and reflect our current expectations as contemplated under the safe harbor provisions of Section 21E of the United States Securities Exchange Act of 1934, as amended. Such statements include, but are not limited to, statements with respect to our objectives, goals, liquidity, sources of capital and our outlook including our estimated revenue and gross margins, cash flow from operations, Cash Operating Costs, EBITDA and Adjusted EBITDA (see Non-GAAP Measures) as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. Words such as "estimate", "project", "believe", "anticipate", "intend", "expect", "plan", "predict", "may", "should", "will", the negatives of these words or other variations thereof and comparable terminology are intended to identify forward-looking statements. These statements are not guarantees of future performance and involve assumptions, risks and uncertainties that are difficult to predict.

In particular, these forward-looking statements are based on certain factors and assumptions relating to our expectations with respect to the generation of new sales, producing, delivering and selling the expected product and service volumes at the expected prices, controlling our costs, and obtaining the expected benefits arising from the Protonex acquisition. They are also based on a variety of general factors and assumptions including, but not limited to, our expectations regarding product development efforts, manufacturing capacity, product and service pricing, market demand, and the availability and prices of raw materials, labour and supplies. These assumptions have been derived from information available to the Company including information obtained by the Company from third parties. These assumptions may prove to be incorrect in whole or in part. In addition, actual results may differ materially from those expressed, implied, or forecasted in such forward-looking statements. Factors that could cause our actual results or outcomes to differ materially from the results expressed, implied or forecasted in such forward-looking statements include, but are not limited to: the condition of the global economy; the rate of mass adoption of our products; changes in product or service pricing; changes in our customers' requirements, the competitive environment and related market conditions; product development delays; changes in the availability or price of raw materials, labour and supplies; our ability to attract and retain business partners, suppliers, employees and customers; changing environmental regulations; our access to funding and our ability to provide the capital required for product development, operations and marketing efforts, and working capital requirements; our ability to protect our intellectual property; risks relating to the Company’s successful integration of Protonex and its operations, such as the loss of key personnel due to the transaction, the disruption to the operations of the Company and Protonex’ respective businesses, the cost of integration exceeding that projected by Ballard, and the integration failing to achieve the expected benefits of the transaction; the magnitude of the rate of change of the Canadian dollar versus the U.S. dollar; and the general assumption that none of the risks identified in the Risks and Uncertainties section of this report or in our most recent Annual Information Form will materialize. Readers should not place undue reliance on Ballard's forward-looking statements.

The forward-looking statements contained in this document speak only as of the date of this Management Discussion and Analysis. Except as required by applicable legislation, Ballard does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this Management Discussion and Analysis, including the occurrence of unanticipated events.